ProLogis
4545 Airport Way
Denver, CO 80239
December 18, 2007
VIA EDGAR
Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	ProLogis
Definitive 14A
Filed April 3, 2007
File No. 001-12846
Dear Ms. Gowetski:
     We are writing in response to your letter dated December 5, 2007, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on (i) the Definitive Proxy Statement (the “Proxy Statement”) of ProLogis (the “Company”) filed with the Securities and Exchange Commission on April 3, 2007 and (ii) the Company’s letter dated September 21, 2007 in response to the Staff’s comment letter dated August 21, 2007 relating to such proxy statement. We have carefully considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s December 5, 2007 comment letter, which we have reproduced in italicized text.
1.	We have reviewed your responses to comments nos.1 and 3 and that you intend to clarify the matters in future filings based on the specific facts and circumstances that apply to the year for the decisions that are being discussed. We continue to believe that you should provide a complete analysis of the factors considered by the committee in ultimately approving specific pieces of each named executive officer’s compensation package and how you weighed such factors in determining the amount for each element of compensation. Please revise your disclosure in future filings to provide such analysis and state, if true, that the compensation committee uses its discretion in evaluating all factors considered and gives no particular weight to any factors.

In future filings the Company will provide a complete analysis of the material factors considered by the compensation committee in approving specific pieces of each named executive officer’s compensation package and state, if applicable at the relevant time, that the compensation committee uses its discretion in evaluating all factors considered and gives no particular weight to any factors.

2.	We have reviewed your responses to comments nos. 4 and 5 and reissue those comments. Although we note your response that cash bonuses and other equity incentives awards are “not formulaic,” we continue to note your statement on page 14 of the proxy that “the actual bonuses are ultimately based on both individual and company performance for the year.” Please provide on a supplemental basis a more detailed analysis of why the company performance criteria does not fall within Item 402(b)(2)(v) of Regulation S-K. In addition, revise your disclosure in future filings to describe how an award of contingent performance shares is determined, including how you determine “total shareholder return.”

The Company agrees with the Staff that the Company performance criteria fall within Item 402(b)(2)(v) of Regulation S-K. That is why the Company disclosed them on page 17 of its Proxy Statement. The statement on page 14 of our Proxy Statement that “the actual bonuses are ultimately based on both individual and company performance for the year” was not intended to imply that cash or other bonuses are determined based on the achievement of specific performance goals or targets. In future filings the Company will clarify, to the extent applicable at the relevant time, that individual and Company performance factors of the type described on pages 16 and 17 of the Proxy Statement are considered in determining the amount and mix of compensation, that compensation is not determined based upon the achievement of specific performance goals or targets, and that the compensation committee uses its discretion in evaluating all factors considered without assigning particular weight to any factors. In addition, in future filings the Company will provide more detail on how contingent performance share awards are determined and will describe the mathematical formula used to calculate total shareholder return.

3.	We note your response to comment no. 7. Please provide in future filings a description of how the committee utilizes the data relating to comparator companies in setting compensation.

In future filings the Company will more clearly describe, to the extent applicable, how the compensation committee utilizes the data relating to comparator companies in setting compensation.
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     Please contact the undersigned at (303) 567-5344 if you have any questions or require additional information.

Sincerely,
/s/ William E. Sullivan
William E. Sullivan
Chief Financial Officer

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